

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 10, 2008

<u>Via U.S. Mail and Facsimile</u>

Mr. Michel Bouchard
President
Cadiscor Resources, Inc.
1225 Gay-Lussac, Boucherville
Quebec, Canada J4B 7K1

   Re: Cadiscor Resources Inc.
       Amendment No. 3 to Registration Statement on Form 10-SB
       Filed December 11, 2007
       File No. 0-52252

       Form 10-KSB for the year ended December 31, 2006, as amended
       Filed March 30, 2007
       Form 10-QSB for the quarter ended March 31, 2007
       Filed May 15, 2007
       Form 10-QSB for the quarter ended June 30, 2007
       Filed August 14, 2007
       Form 10-QSB for the quarter ended September 30, 2007
       Filed November 14, 2007
       File No. 0-52252

Dear Mr. Bouchard:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	We note that you held an annual shareholder's meeting on June 19, 2007 but did not file proxy materials with the Commission. We also note that you registered on a Form 10 and file periodic and annual reports on Forms 10-QSB and 10-KS. Advise why you did not file the proxy materials. If you believe that you qualify as a foreign private issuer under Rule 405 of Regulation C, explain to us why that is the case.

Form 10-KSB for the year ended December 31, 2006, as amended

General

2.	We note your response to our prior comment 1. We do not concur that the spin-off did not constitute a sale under the Securities Act of 1933. Please add a risk factor that discusses, without mitigation, the risk to investors due to the possible Section 5 violation and potential rescission rights of your shareholders, and any contingent liabilities.

Controls and Procedures, page 28

3.	We note that only your CEO has reached a conclusion as to the effectiveness of your disclosure controls and procedures and your statement that you do not have a CFO. However, we note your disclosure on page 26 that the CEO and "the person performing similar functions to a Chief Financial Officer are responsible for assessing the effectiveness of information disclosure controls and procedures" and they have concluded the procedures are effective. Please reconcile these statements.

	The person who performs functions similar to the CFO is required to provide a conclusion as to the effectiveness of your disclosure controls and procedures and provide the certificates as set forth in Item 601(b)(31) and (32) of Regulation S-B. The conclusion and certificates must also be provided for each of the periods ending March 31, 2007, June 30, 2007 and September 30, 2007 in each of your Form 10-QSBs filed for those periods.

4.	We note your response to our prior comment 6, and reissue it. Please provide the information required by Item 308(c) of Regulation S-B in regard to any changes in your internal controls over financial reporting that occurred in your last fiscal quarter. The language you cite in your response and in the Form 10-KSB applies only to sections 308(a) and (b).

Financial Statements

Notes to Financial Statements

14. The Effect of Applying United States Accepted Accounting Principles, page 50

5.   Disclosure under this note indicates, in part, that a final feasibility study showing economically recoverable proven and probable reserves is required for capitalization of property acquisition costs. Please note, for purposes of US GAAP, mineral rights are considered tangible assets. As such, acquired mineral rights should be capitalized and reviewed for subsequent impairment. For further guidance, refer to EITF 04-2, EITF 04-3 and SFAS 144.

Closing Information

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michel Bouchard
Cadiscor Resources, Inc.
January 10, 2008
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at 202-551-3763 or, in her absence, Brad Skinner, Senior Assistant Chief Accountant, at 202-551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at 202-551-3292 or, in her absence, the undersigned at 202-551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Buskirk
K. Schuler
D. Levy